UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 5)

                       RTIN HOLDINGS, INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            74973T104
                         (CUSIP Number)

                          Olga Filippova
                        Barron Partners LP
                         730 Fifth Avenue
                        New York, NY 10019
                           212-659-7790
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         July 23, 2003
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No 74973T104           13D

1   Name of Reporting Person

    Barron Partners LP

    I.R.S. Identification No. of Above Person

    431981699
2   Check the Appropriate Box if a Member of a Group  (a)  [ ]
    (b)  [  x ]

3   SEC Use Only

4   Source of Funds

    WC
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
      [    ]
6   Citizenship or Place of Organization

    Delaware
Number of    7    Sole Voting Power
Shares
Owned              less than 5%
By Each
Reporting
Person With
             8    Shared Voting Power

                   0
             9    Sole Dispositive Power

                   less than 5%

             10   Shared Dispositive Power

                  0
11   Aggregate Amount Beneficially Owned by Each Reporting
     Person

      Less than 5%
12   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

     [      ]
13   Percent of Class Represented by Amount in Row (11)

     less than 5%
14   Type of Reporting Person

     PN

Item 1.   Security and Issuer.

     This Amendment No.5 to Schedule 13D (the "Statement") amends the Amendment No.2 to the Schedule 13D filed on July 31, 2003

("Amendment No. 2") with respect to the common stock, par value

$.01 per share (the "Common Stock"), of RTIN Holdings, Inc., a

Texas corporation (the "Company").  The address of the principal executive office of the Company is 3218 Page Road, LongView, TX

75605.



Item 2.   Identity and Background.

     This Statement is filed by Barron Partners LP, a Delaware

Limited Partnership (the "Reporting Person"), whose business

address is 730 Fifth Avenue, 9th Floor, New York, NY 10019.   The

Reporting Person is principally engaged in making investments.

     The General Partner of the Reporting Person is Barron

Capital Advisors LLC, a Delaware Limited Liability Company, (the

"General Partner").  Andrew B. Worden is the managing member of the General Partner.

     During the last five years, to the best knowledge of the

Reporting Person, neither the Reporting Person nor any

controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil

proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or

State securities laws or finding any violation with respect to such laws.



Item 3.   Source and Amount of Funds or Other Consideration.

     Not Applicable.



Item 4.   Purpose of Transaction.

     Not Applicable.



Item 5.   Interest in Securities of the Issuer.

     There is no change to report for Item 5 except for the

addition of the following:


(a)   Amendment no 2 stated that the Reporting Person also owns

warrants to acquire up to 1,240,707 additional shares of Common

Stock, and that such warrants may not be exercised until the date on which RTIN Holdings, Inc. files its annual report on Form 10-KSB for the fiscal year ending December 31, 2003. The correct number of shares purchasable upon exercise of the warrant is up to 1,383,333.

(e) As previously reported on Amendment no 4 filed on August 27,

2003 the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.



Item 6.   Contracts, Arrangements, Understandings or

Relationships with Respect to Securities of the Issuer.

     Not applicable.



Item 7.   Material to be Filed as Exhibits.

     Not applicable.




                           SIGNATURE1

          After reasonable inquiry and to the best of my

knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2003

/s/ Andrew B. Worden
Signature

Managing Director, General Partner Entity
Name/Title